UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)

Verenium Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92340P100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92340P100

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 5,271,159

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 5,271,159

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,271,159

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 7.2%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 92340P100

(1)	Names of Reporting Persons Heights Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 5,271,159

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 5,271,159

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,271,159

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 7.2%

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 92340P100

Item 1.
	(a)	Name of Issuer Verenium Corporation, a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 55 Cambridge Pkwy, Cambridge, MA, 02142

Item 2
(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.001 par value per share (the “Shares”).

(i)   Capital Ventures International

(ii)  Heights Capital Management, Inc.

(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

One Capital Place

P.O Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

	(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 92340P100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 92340P100

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The number of Shares reported as beneficially owned are issuable upon conversion of $14,450,000 principal amount of Senior Convertible Notes due April 1, 2012.  The Company’s Quarterly Report for the quarterly period ended September 30, 2008 indicates there were 67,483,852 Shares outstanding as of November 3, 2008.  The calculation of the percentage of shares held by the Reporting Persons was based upon the current conversion price of the referenced senior convertible notes, or $4.09 per share.  In calculating the number of Shares and percentage of Shares held by the Reporting Persons, we also included warrants to purchase 1,738,152 Shares.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 92340P100

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:
Exhibit I: Joint Filing Agreement, dated as of February 13, 2009, by and among Capital Ventures International and Heights Capital Management, Inc.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2009

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name:	Todd Silverberg
		Title	Secretary
By:	/s/ Todd Silverberg
Name:	Todd Silverberg
Title	Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Heights Capital Management, Inc. to sign and file this Schedule 13G on its behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on December 1, 2006 by Capital Ventures International and Heights Capital Management, Inc., is hereby incorporated by reference.

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 13, 2009

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name:	Todd Silverberg
		Title	Secretary
By:	/s/ Todd Silverberg
Name:	Todd Silverberg
Title	Secretary